New Found Shrimp, Inc.

7830 Inishmore Dr.

Indianapolis, Indiana 46214

September 19, 2011

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:

New Found Shrimp, Inc.

Registration Statement on Form S-1A

File No. 333-175692

Dear Mr. Kluck,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of New Found Shrimp, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 1:00 pm EST on September 22, 2011 or as soon as possible thereafter. In the regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or a person under the federal securities laws of the United States.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile with any questions or comments.

Sincerely,

NEW FOUND SHRIMP, INC.

/s/:  David R. Cupp

David R. Cupp,

Principal Executive Officer,

Principal Accounting Officer,

Chief Financial Officer, Secretary,

Chairman of the Board of Directors